UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

As of June 16, 2003

RiT TECHNOLOGIES LTD.

(Translation of registrant’s name into English)

24 Raoul Wallenberg Street, Tel Aviv 69719, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X

Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No  X

KPN TO DEPLOY RIT PAIRVIEW™ OUTSIDE PLANT MANAGEMENT SYSTEMS

Largest Dutch Telco Will Use RiT’s Fast-ROI Technology to Recover

‘Lost’ Copper Pairs and Sanitize the Database

Tel Aviv, Israel – June 16, 2003 – RiT Technologies (NASDAQ: RITT) today announced that it has received an order for five Outside Plant (OSP) Management systems from Isolectra, its distributor in the Netherlands. The systems will be deployed for Koninklijke KPN N.V. (KPN), one of Europe’s leading telecommunications companies and the largest telecom service provider in the Netherlands, in stages beginning in the second quarter of 2003.

As the Netherlands’ incumbent operator, KPN’s primary revenue generator is its massive wireline network, which connects approximately 90% of Dutch households. The deployment of RiT’s state-of-the-art PairView™ systems will enable KPN to better manage this important asset, automatically verifying each copper pair, sanitizing the Outside Plant database, and maintaining up-to-the-minute database accuracy.

“The integrity of the Outside Plant database is critical for minimizing maintenance and installation costs, and for guiding our long-term planning,” said Mr. Eric van Soest, General Manager Telecom Solutions at Isolectra. “RiT’s excellent PairView™ solution will make it easy for KPN to verify the entire copper plant, to thoroughly update the database, and then to maintain its accuracy. With full visibility into the physical layer, it will be able to recover lost pairs and reduce the time required to complete work orders. The system will quickly pay for itself in terms of lower costs and higher customer satisfaction.”

PairView™ is an intelligent end-to-end solution for mass verification of the local loop. Designed for large-scale record verification, PairView™ scans each copper pair to determine its routing and physical characteristics. PairView™ then compares the “facts on the ground” with the Outside Plant database, and identifies all discrepancies. The system is modular and portable, and operates without interfering with ongoing network traffic.

Liam Galin, President and CEO of RiT, added, “We are proud to add KPN to the list of global operators that are using PairView™ to better control their copper plant, a telco’s most valuable asset. Major service providers like Deutsche Telekom, Telmex, Telenor and others, depend on PairView™ for the comprehensive information they need to recover lost pairs, reduce work order mistakes, and to support pro-active maintenance.

“We are especially pleased to receive this order because we believe it demonstrates companies' commitments to make solid investment decisions in fast ROI products to help them manage their resources going forward.”

About KPN

Koninklijke KPN N.V. (KPN) is one of Europe’s leading telecommunications companies, and the largest telco in the Netherlands. It offers a wide range of high-quality, innovative services in the Netherlands (fixed network, mobile, IP/data), Belgium (mobile, IP/data), and Germany (mobile). In addition, KPN owns 85 percent of KPN Mobile, which is currently active in Germany (E-Plus), Belgium (BASE) and the Netherlands. As of December 2001, KPN had 13.7 million customers in the Netherlands and employed more than 8,000 people.

About Isolectra

Isolectra is one of the leading suppliers of telecommunication components and solutions in The Netherlands. Founded in 1949 it has grown to a reliable supplier of various systems and components for, amongst others, the telecommunication infrastructure.

Isolectra is part of the Twentsche Kabel Holding (TKH), listed on the Amsterdam Euronext stock exchange and has a long established relation with KPN. Within Isolectra the Business Unit Telecom Solutions is responsible for supplying various Telecom Operators with high quality systems and components.

About RiT Technologies

RiT Technologies are the innovators of intelligent physical layer solutions for improved control, utilization and maintenance of networks. RiT's innovative solutions help customers capitalize on their network investment and reduce its cost of ownership.

RiT's Enterprise Solutions include PatchView™, which enables full web-based management, planning and troubleshooting of network physical layer connectivity and RiT's Smart™ structured cabling system components, enabling delivery of a full end-to-end solution from a single source.

PairView™ and PairQ™ Carrier Solutions help Telcos to capitalize on their outside plant by delivering reliable, mass verification and qualification of infrastructure and databases.

With a global sales network spanning 60 countries, key customers include major financial institutions, corporations and global telecommunications companies such as; Deutsche Telekom, Alcatel, TELMEX, TELENOR, The New York Mercantile Exchange (NYMEX), ING Barings, INVESCO, DIAGEO, Daewoo, and Reuters.

RiT is a member of the RAD group, world leaders in communications technologies.

For more information, please visit our website: www.RiTtech.com

Safe Harbor statement under the Private Securities Litigation Reform Act of 1995: This release contains forward looking statements that are subject to risks and uncertainties, including, but not limited to, the impact of competitive products and pricing, product demand and market acceptance, new product development, reliance on key strategic alliances, availability of raw materials, the regulatory environment, fluctuations in operating results and other risk and other risks detailed from time to time in the Company’s filings with the Securities Exchange Commission.

This press release is available at http://www.rittech.com/ and http://www.portfoliopr.com/.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RiT TECHNOLOGIES LTD.

Date: June 16, 2003

By:

s/Liam Galin__________

Liam Galin

President, Chief Executive Officer

and Director